Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO REPORT FIRST HALF 2023 FINANCIAL RESULTS
ON WEDNESDAY, SEPTEMBER 13, 2023

August 29, 2023 – MILAN— Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group” or “the Company”) today announced that it will report its financial results for the first half of 2023 on Wednesday September 13, 2023, at approximately 6:00 a.m. EST (12:00 p.m. CET). On the same day, at 7:00 a.m. ET (1:00 p.m. CET), the Company will host a webcast and conference call to discuss it financial results and provide an update on trends and guidance for 2023.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events & Presentations” tab on the Investor Relations section of the Company’s website. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com.

To participate in the call, please dial:

Italy (Local): +39 06 9480 0113
United Kingdom (Local): +44 20 3481 4247
United States (Local): +1 646 307 1963
Participant Access Code: 6262821

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through an exclusive long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and for the year ended December 31, 2022 had revenues of approximately €1.5 billion.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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